July 9, 2024

Re:	Luda Technology Group Limited
Amendment No. 1 to
Registration Statement on Form F-1
Submitted June 7, 2024
File No. 333-277647

Mr. Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Luda Technology Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 20, 2024 with respect to the Registration Statement on Form F-1, File No. 333-277647 (“F-1”), submitted on June 7, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 1 to Registration Statement on Form F-1

General

1.

We note the changes you made to your disclosure appearing on the cover page, summary and risk factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing on March 4, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 4, 2024.

Response: The Company respectfully submits that the revised disclosure in relation to legal and operational risks associated with operating in China and PRC regulations were made to address comments raised by CSRC during the course of completing filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises. CSRC took the view and our PRC counsel concurred that our previous disclosure pertaining to the regulatory environment in the PRC were not precise or entirely relevant to the risks and challenges faced by the Company in the steel manufacturing and trading industry. In particular, given that the Company operates in a traditional industry, the relevant laws and regulations governing the market and business operations of industry players have been established in the past with applicable precedent cases and rulings to make reference to, it would be inaccurate to state in the previous disclosure that “PRC laws and regulations governing our current business operations are sometimes vague and uncertain…….” and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities……” The Company therefore refined the wordings in the risk factor section of the revised DRS dated June 7, 2024 to present a more precise and accurate risk exposure of the Company’s operation in the PRC.

It is noted that concerns over VIE structure, data security and anti-monopoly mentioned in the Sample Letter to China-Based Companies are either inapplicable or minimal in our case. We have cited below some revised headers of existing disclosure in relation to risk factors of doing business in China which we believe and our PRC counsel concurs that could more precisely and accurately reflect the PRC legal and regulatory environment in which the Company operates:

1.	The evolving laws and regulations of the PRC may entail significant expenses and force us to make adverse changes to our business. Failure to comply with PRC laws due to misinterpretation and misapplication of the relevant laws and regulations could materially and adversely affect our business and impede our ability to continue our operations.

2.	The Chinese government authorities regulate our business in accordance with PRC laws over the manner in which we conduct our business activities which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick